Exhibit 99.1

NEWS RELEASE

Toronto, October 10, 2024

Triple Flag Announces Record Q3 2024 Revenue and GEOs

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced record revenue of US$73.7 million for the third quarter of 2024 from record quarterly metal sales of 29,773 gold equivalent ounces1 (“GEOs”). All dollar amounts are expressed in US dollars, unless otherwise noted.

“With another strong quarter of sales, including from Northparkes, Cerro Lindo and our new streams with Allied Gold, Triple Flag is well positioned to continue delivering per share growth. The Company remains on track to deliver on our 2024 GEOs sales guidance of 105,000 to 115,000 ounces, as we continue to advance an active deal pipeline,” commented Sheldon Vanderkooy, CEO.

Preliminary Q3 2024 GEOs Sold and Revenue

GEOs Sold and Revenue by Commodity2

	Q3 2024
	GEOs Sold	Revenue ($M)
Gold	19,732	48.8
Silver	9,928	24.6
Other	113	0.3
Total	29,773	73.7

On August 14, 2024, Triple Flag completed the previously announced acquisition of 3% gold streams on Agbaou and Bonikro from Allied Gold Corporation (the “Allied Streams”). Under the terms of the Allied Streams, Triple Flag was entitled to metal deliveries based on production after January 1, 2024. The metal delivered from the pre-closing period of January 1, 2024, to August 14, 2024, (the “Initial Allied Ounces”) were sold at the prevailing market price, while the cost of sales attributed to these ounces sold were also recorded at the same prevailing market price, to reflect the accounting treatment of these Initial Allied Ounces as a reduction of the stream purchase price. Accordingly, preliminary cost of sales excluding depletion2 for the three months ended September 30, 2024, was approximately $15.5 million.

Conference Call Details

Triple Flag will release its Q3 2024 results on Tuesday, November 5, 2024, after market close.

A conference call and live webcast presentation will be held the following day, November 6, 2024, starting at 9:00 a.m. ET (6:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one year following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/349088597

Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984, followed by # key

Replay (Until November 20):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984, followed by # key

About Triple Flag Precious Metals

Triple Flag is a pure play, precious-metals-focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 236 assets, including 17 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 204 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release include, but are not limited to, statements with respect to the accounting treatments for certain of the Company’s streams, the Company’s preliminary sales and revenue information for the third quarter of 2024, the release of its financial results for the third quarter of 2024, and the conduct of the conference call to discuss said results. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty, or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

1 Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that is based on stream and royalty interests and calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS measure.

($ thousands, except average gold price and GEOs information)	Q3 2024	Q3 2023
Revenue	73,669	49,425
Average gold price per ounce	2,474	1,928
GEOs	29,773	25,629

2 Results are unaudited. The Company cautions that, whether or not expressly stated, all third quarter figures contained in this press release including, without limitation, sales and associated costs are preliminary, and reflect our expected third quarter results as of the date of this press release. Actual reported third quarter sales and associated costs are subject to management’s final review and may vary significantly from those expectations because of a number of factors, including, without limitation, additional or revised information, and changes in accounting standards or policies, or in how those standards are applied.

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